Exhibit 99.1

EchoStar Announces Financial Results for Three and Six Months Ended June 30, 2020

Englewood, CO, August 6, 2020—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three and six months ended June 30, 2020.

Three Months Ended June 30, 2020 Financial Highlights:

•Consolidated revenues of $459.5 million.
•Net loss from continuing operations of $14.8 million, consolidated net loss attributable to EchoStar common stock of $11.4 million, and diluted loss per share of $(0.12).
•Consolidated Adjusted EBITDA of $160.9 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Six Months Ended June 30, 2020 Financial Highlights:

•Consolidated revenues of $925.1 million.
•Net loss from continuing operations of $72.6 million, consolidated net loss attributable to EchoStar common stock of $65.7 million, and diluted loss per share of $(0.67).
•Consolidated Adjusted EBITDA of $309.5 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“The second quarter of 2020 continued to demonstrate that we are in extraordinary times, and despite the ongoing challenges of COVID-19, I am proud of our second quarter performance” commented Michael Dugan, CEO and President of EchoStar. “Whether our current environment is a ‘new normal’ or a temporary state, EchoStar remains focused on delivering the connectivity our customers need today and into the future. Operationally, we increased our consumer subscriber base by approximately 26,000, driven by our international markets, bringing our broadband subscriber total to approximately 1.542 million. We continue to monitor economic conditions and are prudently managing the business. We are also excited to be joining the consortium selected to acquire OneWeb out of bankruptcy and to continue as a trusted technology and distribution partner for OneWeb as it emerges from bankruptcy”

Three Months Ended June 30, 2020 - Additional Information:

•Consolidated revenue was down $0.9 million year over year including an estimated negative foreign exchange impact of $12 million.
•Adjusted EBITDA increased 19% or $26.2 million year over year.
◦Hughes segment Adjusted EBITDA increased $31.1 million year over year. The increase was driven by higher margin primarily associated with our consumer service as well as lower sales, marketing, and other operating expenses.
◦ESS segment Adjusted EBITDA increased by $0.1 million year over year.
◦Corporate and Other segment Adjusted EBITDA decreased by $5.0 million. The decrease was primarily driven by the loss of the revenue and EBITDA associated with the transfer of certain real estate assets to DISH Network Corporation as part of the BSS transaction, which closed in September of 2019, that were not treated as discontinued operations. The segment also had equity losses in unconsolidated affiliates during the quarter of $4.7 million compared to equity losses of $2.9 million in the same period a year ago.
•Net loss from continuing operations was $14.8 million, a decrease of loss by $15.2 million from last year. The lower loss was primarily due to higher operating income of $39.4 million and lower net interest expense of $3 million. This was partially offset by lower gains on investments, net, of

$18.9 million, higher income tax provision, net, of $6.2 million, and higher equity losses of unconsolidated affiliates, net, of $1.6 million.
•Hughes broadband subscribers are approximately 1,542,000 as of June 30, 2020 including approximately 321,000 subscribers in Latin America. In response to the continued challenges associated with the COVID-19 pandemic, we extended the FCC’s Keep America Connected Pledge through June 30, 2020, and our subscriber numbers and revenue exclude those whose service would have ordinarily been terminated in the absence of the Pledge.

•For the three months ended June 30,2020, approximately 71% of Hughes segment revenue was attributable to our consumer customers with approximately 29% attributable to our enterprise customers.

•Cash, cash equivalents and marketable investment securities were $2.5 billion as of June 30, 2020.

Set forth below is a table highlighting certain of EchoStar’s segment results three and six months ended June 30, 2020 and 2019 (amounts in thousands) from continuing operations (all US GAAP amounts reference results from continuing operations):

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019

Revenue
Hughes	$453,172	$451,847	$911,654	$897,184
EchoStar Satellite Services	4,179	3,742	8,831	7,775
Corporate and Other	2,115	4,842	4,647	9,854
Total revenue	$459,466	$460,431	$925,132	$914,813

Adjusted EBITDA
Hughes	$186,277	$155,212	$348,496	$316,853
EchoStar Satellite Services	1,543	1,486	3,573	3,215
Corporate & Other:
Corporate overhead, operating and other	(22,252)	(19,070)	(42,375)	(37,788)
Equity in earnings (losses) of unconsolidated affiliates, net	(4,668)	(2,898)	(156)	(7,725)
Total Corporate & Other	(26,920)	(21,968)	(42,531)	(45,513)
Total Adjusted EBITDA	$160,900	$134,730	$309,538	$274,555

Expenditures for property and equipment	$92,300	$107,342	$196,904	$219,196

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019

Net income (loss)	$(14,843)	$(5,060)	(72,580)	9,948
Interest income, net	(10,760)	(23,213)	(26,343)	(47,642)
Interest expense, net of amounts capitalized	38,258	53,749	74,491	106,948
Income tax provision (benefit), net	10,851	4,692	3,359	7,590
Depreciation and amortization	129,887	120,266	262,255	239,244
Net loss (income) from discontinued operations	—	(24,968)	—	(44,215)
Net loss (income) attributable to non-controlling interests	3,431	(632)	6,873	(1,438)
EBITDA	156,824	124,834	248,055	270,435
(Gains) losses on investments, net	6,090	(12,855)	52,762	(19,791)
Litigation Expense	—	24,504	—	24,504
License fee dispute - India, net of non-controlling interests	(454)	—	(563)	—
Foreign currency transaction (gains) losses, net	(1,560)	(1,753)	9,284	(593)
Adjusted EBITDA	$160,900	$134,730	$309,538	$274,555

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” “Net income (loss) from discontinued operations,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding “Gains and losses on investments, net,” “Foreign currency transaction gains (losses), net,” and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to “Net income (loss)” in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended June 30, 2020 and 2019 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Thursday, August 6, 2020 at 11:00 a.m. Eastern Time. The call-in numbers are (877) 815-1625 (toll-free) and (716) 247-5178 (international), Conference ID 3563538.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2019 and Quarterly Report on Form 10-Q for the period ended June 30, 2020 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Condensed Consolidated Balance Sheets
(Amounts in thousands, except per share amounts)

	As of
	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$1,948,464	$1,519,431
Marketable investment securities	509,980	940,623
Trade accounts receivable and contract assets, net	183,379	196,629
Other current assets, net	185,699	179,531
Total current assets	2,827,522	2,836,214
Non-current assets:
Property and equipment, net	2,399,711	2,528,738
Operating lease right-of-use assets	125,996	114,042
Goodwill	509,054	506,953
Regulatory authorizations, net	474,463	478,598
Other intangible assets, net	22,667	29,507
Other investments, net	275,873	325,405
Other non-current assets, net	340,904	334,841
Total non-current assets	4,148,668	4,318,084
Total assets	$6,976,190	$7,154,298

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$112,748	$124,080
Current portion of long-term debt, net	896,386	—
Contract liabilities	89,831	101,060
Accrued expenses and other current liabilities	262,944	270,879
Total current liabilities	1,361,909	496,019
Non-current liabilities:
Long-term debt, net	1,494,902	2,389,168
Deferred tax liabilities, net	349,973	351,692
Operating lease liabilities	110,899	96,941
Other non-current liabilities	74,239	74,925
Total non-current liabilities	2,030,013	2,912,726
Total liabilities	3,391,922	3,408,745

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both June 30, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 56,988,365 shares issued and 50,306,445 shares outstanding at June 30, 2020 and 56,592,251 shares issued and 50,107,330 shares outstanding at December 31, 2019	57	57
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both June 30, 2020 and December 31, 2019	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both June 30, 2020 and December 31, 2019	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both June 30, 2020 and December 31, 2019	—	—
Additional paid-in capital	3,311,861	3,290,483
Accumulated other comprehensive income (loss)	(206,810)	(122,138)
Accumulated earnings (losses)	558,034	632,809
Treasury stock, at cost	(137,347)	(131,454)
Total EchoStar Corporation stockholders’ equity	3,525,843	3,669,805
Non-controlling interests	58,425	75,748
Total stockholders’ equity	3,584,268	3,745,553
Total liabilities and stockholders’ equity	$6,976,190	$7,154,298

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Revenue:
Services and other revenue	$417,043	$402,786	$825,400	$805,454
Equipment revenue	42,423	57,645	99,732	109,359
Total revenue	459,466	460,431	925,132	914,813
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	141,019	142,680	286,271	286,027
Cost of sales - equipment (exclusive of depreciation and amortization)	32,542	46,549	78,450	91,556
Selling, general and administrative expenses	113,798	149,209	239,079	261,323
Research and development expenses	7,448	6,388	13,702	13,276
Depreciation and amortization	129,887	120,266	262,255	239,244
Total costs and expenses	424,694	465,092	879,757	891,426
Operating income (loss)	34,772	(4,661)	45,375	23,387
Other income (expense):
Interest income, net	10,760	23,213	26,343	47,642
Interest expense, net of amounts capitalized	(38,258)	(53,749)	(74,491)	(106,948)
Gains (losses) on investments, net	(6,090)	12,855	(52,762)	19,791
Equity in earnings (losses) of unconsolidated affiliates, net	(6,345)	(4,754)	(3,732)	(11,107)
Foreign currency transaction gains (losses), net	1,560	1,753	(9,284)	593
Other, net	(391)	7	(670)	(35)
Total other income (expense), net	(38,764)	(20,675)	(114,596)	(50,064)
Income (loss) from continuing operations before income taxes	(3,992)	(25,336)	(69,221)	(26,677)
Income tax benefit (provision), net	(10,851)	(4,692)	(3,359)	(7,590)
Net income (loss) from continuing operations	(14,843)	(30,028)	(72,580)	(34,267)
Net income (loss) from discontinued operations	—	24,968	—	44,215
Net income (loss)	(14,843)	(5,060)	(72,580)	9,948
Less: Net loss (income) attributable to non-controlling interests	3,431	(632)	6,873	(1,438)
Net income (loss) attributable to EchoStar Corporation common stock	$(11,412)	$(5,692)	$(65,707)	8,510

Earnings (losses) per share - Class A and B common stock:
Basic and diluted earnings (losses) from continuing operations per share	$(0.12)	$(0.32)	$(0.67)	$(0.37)
Total basic and diluted earnings (losses) per share	$(0.12)	$(0.06)	$(0.67)	$0.09

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands, except per share amounts)

	For the six months ended June 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$(72,580)	$9,948
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	262,255	309,631
Losses (gains) on investments, net	52,762	(19,791)
Equity in losses (earnings) of unconsolidated affiliates, net	3,732	11,107
Foreign currency transaction losses (gains), net	9,284	(593)
Deferred tax provision (benefit), net	(2,452)	7,014
Stock-based compensation	4,509	4,833
Amortization of debt issuance costs	2,120	3,872
Other, net	(7,295)	2,742
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(5,262)	167
Other current assets, net	(11,642)	(129)
Trade accounts payable	(11,701)	(225)
Contract liabilities	(11,229)	34,024
Accrued expenses and other current liabilities	27,050	16,800
Non-current assets and non-current liabilities, net	5,729	1,374
Net cash flows from operating activities	245,280	380,774

Cash flows from investing activities:
Purchases of marketable investment securities	(555,367)	(504,264)
Sales and maturities of marketable investment securities	977,532	1,621,481
Expenditures for property and equipment	(196,904)	(219,440)
Expenditures for externally marketed software	(19,237)	(15,329)
Net cash flows from investing activities	200,524	882,448

Cash flows from financing activities:
Repurchase and maturity of the 2019 Senior Secured Notes	—	(920,923)
Payment of finance lease obligations	(421)	(20,008)
Payment of in-orbit incentive obligations	(1,021)	(3,778)
Net proceeds from Class A common stock options exercised	436	61,503
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	5,300	5,074
Treasury share purchase	(5,893)	—
Contribution by non-controlling interest holder	10,000	—
Purchase of non-controlling interest	—	(7,313)
Other, net	674	(267)
Net cash flows from financing activities	9,075	(885,712)

Effect of exchange rates on cash and cash equivalents	(19,232)	121
Net increase (decrease) in cash and cash equivalents	435,647	377,631
Cash and cash equivalents, including restricted amounts, beginning of period	1,521,889	929,495
Cash and cash equivalents, including restricted amounts, end of period	$1,957,536	$1,307,126